UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

as of December 31, 2019, and December 31, 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2019, and 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Independent auditor´s report

II.	Consolidated Statements of Financial Position as of December 31, 2019 and 2018	1
III.	Consolidated Statements of Income by Function For the periods ended December 31, 2019 and 2018	3
IV.	Consolidated Statements of Comprehensive Income For the periods ended December 31, 2019 and 2018	4
V.	Consolidated Statements of Changes in Equity For the periods ended December 31, 2019 and 2018	5
VI.	Consolidated Statements of Direct Cash Flows For the periods ended December 31, 2019 and 2018	6
VII.	Notes to the Consolidated Financial Statements	7

Independent Auditor’s Report

(Translation of the report originally issued in Spanish)

To Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Regulatory Basis of Accounting

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Tatiana Ramos S.

EY Audit SpA

Santiago February 25, 2020

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of December 31, 2019, and 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

ASSETS	NOTE	12.31.2019	12.31.2018
		CLP (000’s)	CLP (000’s)
Current assets:

Cash and cash equivalents	4	157,567,986	137,538,613
Other financial assets	5	347,278	683,567
Other non-financial assets	6	16,188,965	5,948,923
Trade and other accounts receivable, net	7	191,077,588	174,113,323
Accounts receivable from related companies	12.1	10,835,768	9,450,263
Inventory	8	147,641,224	151,319,709
Current tax assets	9	9,815,294	2,532,056
Total Current Assets		533,474,103	481,586,454

Non-Current Assets:
Other financial assets	5	110,784,311	97,362,295
Other non-financial assets	6	125,636,150	34,977,264
Trade and other receivables	7	523,769	1,270,697
Accounts receivable from related parties	12.1	283,118	74,340
Investments accounted for under the equity method	14	99,866,733	102,410,945
Intangible assets other than goodwill	15	675,075,375	668,822,553
Goodwill	16	121,221,661	117,229,173
Property, plant and equipment	11	722,718,863	710,770,968
Deferred tax assets	10.2	1,364,340	-
Total Non-Current Assets		1,857,474,320	1,732,918,235
Total Assets		2,390,948,423	2,214,504,689

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	12.31.2019	12.31.2018
		CLP (000’s)	CLP (000’s)
LIABILITIES
Current Liabilities:
Other financial liabilities	17	40,593,878	56,114,977
Trade and other accounts payable	18	243,700,553	238,109,847
Accounts payable to related parties	12.2	53,637,601	45,827,859
Provisions	19	2,068,984	3,485,613
Income taxes payable	9	6,762,267	9,338,612
Employee benefits current provisions	13	38,392,854	33,210,979
Other non-financial liabilities	20	26,502,215	33,774,214
Total Current Liabilities		411,658,352	419,862,101

Other financial liabilities, non-current	17	743,327,057	716,563,778
Accounts payable, non-current	18	619,587	735,665
Accounts payable to related companies, non-current	12.2	19,777,812	-
Other provisions, non-current	19	67,038,566	58,966,913
Deferred tax liabilities	10.2	169,449,747	145,245,948
Employee benefits non-current provisions	13	10,173,354	9,415,541
Non-Current Liabilities:		1,010,386,123	930,927,845

Equity:	21
Issued capital		270,737,574	270,737,574
Retained earnings		600,918,265	462,221,463
Other reserves		76,993,851	110,854,089
Equity attributable to equity holders of the parent		948.649.690	843,813,126
Non-controlling interests		20,254,258	19,901,617
Total Equity		968,903,948	863,714,743
Total Liabilities and Equity		2,390,948,423	2,214,504,689

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended

		01.01.2019	01.01.2018
	NOTE	12.31.2019	12.31.2018
		CLP (000’s)	CLP (000’s)
Net sales		1,779,025,115	1,672,915,799
Cost of sales	8	(1,048,343,767)	(968,027,774)
Gross Profit		730,681,348	704,888,025
Other income	26	40,947,158	2,609,168
Distribution expenses	25	(166,996,289)	(165,775,484)
Administrative expenses	25	(325,903,809)	(313,742,853)
Other expenses	27	(26,182,847)	(16,057,763)
Other (loss) gains	29	2,876	(2,707,859)
Financial income	28	45,155,791	3,940,244
Financial expenses	28	(46,209,020)	(55,014,660)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	(3,415,083)	1,411,179
Foreign exchange differences		(4,130,543)	(1,449,256)
Income by indexation units		(7,536,466)	(5,085,140)
Net income before income taxes		236,413,116	153,015,601
Income tax expense	10.1	(61,166,891)	(55,564,855)
Net income		175,246,225	97,450,746

Net income attributable to
Owners of the controller		173,721,928	96,603,371
Non-controlling interests		1,524,297	847,375
Net income		175,246,225	97,450,746

Earnings per Share, basic and diluted		CLP	CLP
Earnings per Series A Share	21.5	174.79	97.20
Earnings per Series B Share	21.5	192.27	106.92

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended

	01.01.2019	01.01.2018
	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Net income	175,246,225	97,450,746
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(379,007)	(63,463)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(41,844,584)	(72,455,525)
Gain (losses) from cash flow hedges	(1,865,233)	(13,151,841)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	102,332	16,184

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	9,295,545	2,476,204
Income tax related to cash flow hedges	683,483	2,554,551
Other comprehensive income, total	(34,007,464)	(80,623,890)
Total comprehensive income	141,238,761	16,826,856
Total comprehensive income attributable to:
Equity holders of the controller	139,861,690	16,370,635
Non-controlling interests	1,377,071	456,221
Total comprehensive income	141,238,761	16,826,856

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

As of December 31, 2019, and 2018 as of December 31, 2019, and 2018

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in Equity
Comprehensive Income
Earnings	-	-		-	-	-	173,721,928	173,721,928	1,524,297	175,246,225
Other comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	-	(33,860,238)	(147,226)	(34,007,464)
Comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	173,721,928	139,861,690	1,377,071	141,238,761
Dividends	-	-	-	-	-	-	(86,568,579)	(86,568,579)	(1,024,430)	(87,593,009)
Increase (decrease) from other changes	-	-	-	-	-	-	51,543,453	51,543,453	-	51,543,453
Total changes in equity	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	138,696,802	104,836,564	352,641	105,189,205
Ending balance as of 12.31.2019	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in accounting policies	-	-	-	-	-	-	79,499,736	79,499,736	-	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,085
Changes in Equity
Comprehensive Income
Earnings	-	-	-	-	-	-	96,603,371	96,603,371	847,375	97,450,746
Other comprehensive income	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	-	(80,232,736)	(391,154)	(80,623,890)
Comprehensive income, total	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	96,603,371	16,370,635	456,221	16,826,856
Dividends	-	-	-	-	-	-	(85,475,291)	(85,475,291)	(2,477,897)	(87,953,188)
Increase (decrease) from other changes	-	-	23,029	-	6,014,568	6,037,597	36,070,393	42,107,990	-	42,107,990
Total changes in equity	-	(69,596,956)	(10,574,261)	(38,490)	6,014,568	(74,195,139)	47,198,473	(26,996,666)	(2,021,676)	(29,018,342)
Ending balance as of 12.31.2018	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

As of December 31, 2019, and 2018

		01.01.2019	01.01.2018
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2019	12.31.2018
		CLP (000’s)	CLP (000’s)
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,626,374,510	2,296,830,656
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,802,751,639)	(1,526,444,730)
Payments to and on behalf of employees		(203,681,853)	(199,460,816)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(292,958,045)	(267,827,342)
Dividends received		411,041	601,022
Interest payments		(36,141,477)	(41,353,013)
Interest received		1,539,120	3,545,313
Income tax payments		(34,198,767)	(29,904,176)
Other cash movements (tax on bank debits Argentina and others)		(3,444,416)	(707,552)
Cash flows provided by (used in) Operating Activities		255,148,474	235,279,362

Cash flows provided by (used in) Investing Activities
Contributions made in associates		-	(15,615,466)
Proceeds from sale of Property, plant and equipment		18,904	260,116
Purchase of Property, plant and equipment		(110,683,258)	(121,063,273)
Purchase of intangible assets		(448,307)	-
Proceeds from other long-term assets (redemption of term deposits over 90 days)		-	13,883,132
Payments on forward, term, option and financial exchange agreements		1,135,034	6,403,152
Collection on forward, term, option and financial exchange agreements			-
Other payments on the purchase of financial instruments		(70,373)	(1,953,309)
Net cash flows used in Investing Activities		(110,048,000)	(118,085,648)

Cash Flows generated from (used in) Financing Activities
Loan payments		(24,035,552)	(14,384,131)
Lease liability payments		(2,989,457)	(2,395,966)
Dividend payments by the reporting entity		(86,265,896)	(87,535,698)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(13,821,732)	(10,319,483)
Net cash flows (used in) generated by Financing Activities		(127,112,637)	(114,635,278)
Net increase in cash and cash equivalents before exchange differences		17,987,837	2,558,436
Effects of exchange differences on cash and cash equivalents		4,048,168	3,574,340
Effects of exchange differences on cash and cash equivalents		(2,006,632)	(4,836,279)
Net decrease in cash and cash equivalents		20,029,373	1,296,497
Cash and cash equivalents – beginning of period	4	137,538,613	136,242,116
Cash and cash equivalents - end of period	4	157,567,986	137,538,613

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company (“TCCC”). The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are the Metropolitan Region II Region of Antofagasta, III Region of Atacama, IV Region of Coquimbo, the Province of San Antonio, V Region of Valparaiso, the province of Cachapoal, VI Region del Libertador General Bernardo O’Higgins, XI Region de Aysén del General Carlos Ibáñez del Campo; and XII Region of Magallanes and Chilean Antartic.. In Brazil, its territories include the city of Rio de Janeiro and the central and northern parts of the state of Rio de Janeiro, the city of Vitória and the whole state of Espirito Santo and the city of Ribeirão Preto and part of the state of Sao Paulo and Minas Gerais. In Argentina, the territories include Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. License agreements for the territories in Chile expire in October 2023. In Argentina they expire in 2022; in Brazil they expire in 2022 and in Paraguay they expire in 2020.

Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries, which were approved by the Board of Directors on February 25, 2020.

2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1       Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the periods ended December 31, 2019 and 2018, have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2019 and 2018 and the results of operations for the periods between January 1 and December 31, 2019 and 2018, together with the statements of changes in equity and cash flows for the periods between January 1 and December 31, 2019 and 2018.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2       Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2019			12.31.2018
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
96.971.280-6	Inversiones Los Andes Ltda. (1)	-	-	-	99.9	-	99.9
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1) Company merged into Andina Bottling Investments SA.

2.3       Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1       Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control, significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.3.2       Joint arrangements

Joint arrangements are those entities in which the Group exercises control through an agreement with other shareholders and jointly with them, that is, when decisions on their relevant activities require the unanimous consent of the parties that share control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-	Joint venture: agreement whereby the parties exercising joint control are entitled to the net assets of the entity. Joint ventures are integrated into the consolidated financial statements by the equity method, as described above.

-	Joint operation: agreement whereby the parties exercising joint control are entitled to the assets and obligations with respect to the liabilities related to the agreement. Joint operations are consolidated by proportionally integrating the assets and liabilities affected by said operation.

To determine the type of joint agreement that derives from a contractual agreement, Group Management evaluates the structure and legal form of the agreement, the terms agreed by the parties, as well as other relevant factors and circumstances.

Embotelladora Andina does not have joint arrangements that qualify as a joint operation business.

2.4       Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5          Functional currency and presentation currency

2.5.1       Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency

Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded in another overall result until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized in another overall outcome.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized in another overall result or in results, respectively).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) as December 31, 2019, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the re-expression of periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to December 2019 and 2018 amounted to 54.85% and 47.6%, respectively. The first-time adoption of IAS 29 in 2018 resulted in a positive adjustment in the accumulated consolidated results of Embotelladora Andina S.A., for CLP 79,499,736 thousand (net of deferred taxes) as of January 1, 2018.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date;
•	The income statement is translated at the closing exchange rate at the financial statements date
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PGY
12.31.2019	748.74	185.76	12.50	0.116
12.31.2018	694.77	179.30	18.43	0.117

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

If there are items available for sale and comply with the conditions of IFRS 5 "Non-current assets held for sale and discontinued operations" are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile (excluding the Metropolitan Region, Rancagua Province and San Antonio Province);
-	Operation in Argentina (North and South region);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in December 2019 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate before tax is used according to the following table:

	Discount rates 2019	Discount rates 2018
Argentina	35.3%	21.2%
Chile	8.5%	8.1%
Brazil	11.4%	10.9%
Paraguay	11.5%	10.1%

Management carries out the process of annual goodwill impairment assessments as of December 31 of each year for each CGU.

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 3% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 100bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2020-2024

The Company conducts impairment analyses on an annual basis, as a result of tests conducted as of December 31, 2019 and 2018, no signs of impairments in any of the CGUs were identified, assuming conservative EBITDA margin projections in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries where cash-generating units operate, the impairment test resulted in recovery values higher than the book values including sensitivity calculations to which it was submitted.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI). The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset, but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under "Other income and losses".  The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2019, the Company had no implicit derivatives.

2.10.3        Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1: Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, recognized under other comprehensive income, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade receivables

Trade accounts receivables and other accounts receivable are measured and recognized at the transaction price at the time they are generated pursuant to IFRS 15, since they do not have a significant financial component, less provision for expected credit losses. This provision is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17	Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18       Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities). This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19       Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers. Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20       Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22       Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts.

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments.

Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1   Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. As of December 31, 2019, discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2    Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3    Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e. by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e. gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4   Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5   Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management uses professional judgment in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1   New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Standards, Interpretations, Amendments	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 16  “Leases”

IFRS 16 replaces IAS17 “Leases”, IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, SIC-15 “Operating Leases Incentives” and SIC-27 “Evaluating the Substance of Transactions in the Legal Form of a Lease.” The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires that lessees consider most leases in a single balance sheet model.

The lessor's accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The Group adopted IFRS 16 using the amended retrospective adoption method, with an initial application date of January 1, 2019. The Group chose to use the transition practice to not re-evaluate whether a contract is, or contains, a lease as of January 1, 2019. Instead, the Group applied the rule only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 on the date of initial application. The Group also chose to use the recognition exemptions for leases that, on the start date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low-value assets).

The effects of adopting IFRS 16 are as follows:

Consolidated Statement of Financial Position	12.31.2018	IFRS 16 Adjustments	01.01.2019
Assets
Property, Plant & Equipment (several)	17,805,700	(17,805,700)		(i)
Right of use	-	37,380,774	37,380,774	(i)

Liabilities				(ii)
Lease liabilities short-term	1,534,467	4,410,510	5,944,977
Lease liabilities long-term	13,797,468	12,309,239	26,106,707

i.	Right-of-use assets consisting of CLP 17,805,700 from transfers of other Property, Plant and Equipment assets and CLP 19,575,074 for assets arising from operating leases.

ii.	Lease Liabilities increase

Following the adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases for which it is the tenant, except for short-term leases and low-value asset leases. The Group recognized lease liabilities for lease payments and right-of-use assets that represent the right to use the underlying assets. In accordance with the amended retrospective adoption method, the Group recognized assets and liabilities for the total future payments committed in the contracts.

IFRIC 23  “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting of income taxes when tax treatments imply uncertainty that affects the application of IAS 12 “Income taxes”. It does not apply to taxes or encumbrances that are outside the scope of IAS 12, nor does it specifically include requirements related to interests and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	If an entity considers the treatment of uncertain tax positions separately

•	The assumptions that an entity makes about the assessment of tax treatments by tax authorities

•	How an entity determines fiscal gain (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

This interpretation began its effective application as of January 1, 2019. The application of IFRIC 23 has not generated impacts on the consolidated financial statements of Embotelladora Andina and its subsidiaries.

Amendments to IFRS that have been issued effective as of the date of these financial statements, are detailed below.

	Amendments	Application date
IFRS 3	Business combinations - interests previously held in a joint operation	January 1, 2019
IFRS 9	Financial instruments - payments with negative compensation	January 1, 2019
IFRS 11	Joint agreements - interests previously held in a joint operation	January 1, 2019
IAS 12	Income taxes - tax consequences of payments related to financial instruments classified as equity	January 1, 2019
IAS 23	Loan costs - eligible loan costs to be capitalized	January 1, 2019
IAS 28	Investments in associates - long-term investments in associates or joint ventures	January 1, 2019
IAS 19	Employee benefits - amendment, reduction or liquidation of the plan	January 1, 2019

Company Management evaluates the impact of the amendments listed above, once such transactions are carried out.

2.24.2   New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandator y application date
Conceptual Framework	Revised Conceptual Framework	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts. Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. The Revised Conceptual Framework becomes effective for periods ending on or after January 1, 2020.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new comprehensive accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. The new rule applies to all types of insurance contracts, regardless of the type of entity that issues them, being effective for periods beginning on or after January 1, 2021, with required comparative figures, early application is allowed, provided that the entity also applies IFRS 9 and IFRS 15.

Amendments to IFRS which have been issued and will become in effect on January 1, 2020 are detailed below:

	Amendments	Implementation date
IFRS 3	Definition of a business	January 1,2020
IAS 1 and IAS 8	Definition of material	January 1,2020
IFRS 9, IAS 39 and IFRS 7	Reference Interest Rate Reform	January 1,2020
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IFRS 3    Business Combinations - Definition of Business

The IASB issued amendments to the definition of business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment of whether market participants are able to replace any missing elements, includes guidance to help entities assess whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

Amendments have to be applied to business combinations or asset acquisitions that occur on or after the start of the first annual reporting period beginning on or after January 1, 2020. As a result, entities do not have to review transactions that occurred in previous periods. Early application is permitted and must be disclosed. Because the amendments apply prospectively to transactions or other events that occur on or after the date of the first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider the acquisition of a set of activities and assets after implementing the amendments must first update their accounting policies in a timely manner.

Amendments may also be relevant in other areas of IFRS (e.g. they may be relevant when a controller loses control of a subsidiary and has anticipated the sale or contribution of assets between an investor and its associate or joint venture) (Amendments to IFRS 10 and IAS 28).

The Company will perform an impact assessment of the amendment once it takes effect.

IAS 1    Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, changes in accounting estimates and errors, to align the definition of "material" in all standards and to clarify certain aspects of the definition. The new definition states that information is material if when omitted, misstated, or reasonably hidden could be expected to influence decisions that primary users of general-purpose of the financial statements make based on those financial statements, which provide financial information about a specific reporting entity.

Amendments should be applied prospectively. Early application is permitted and must be disclosed.

While amendments to the definition of material are not expected to have a significant impact on an entity's financial statements, the introduction of the term "hide" in the definition could impact the way materiality judgments are made, increasing the importance of how information is communicated and organized in the financial statements.

The Company will perform an impact assessment of the amendment once it takes effect.

IFRS 9,  IAS 39 and IFRS 7 Reference Interest Rate Reform

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes the first stage of its work to respond to the effects of the reform of interbank offer rate (IBOR) in financial information. The amendments provide temporary exceptions that allow hedge accounting to continue during the uncertain period, prior to replacing existing benchmark interest rates with near-risk free alternative interest rates.

Amendments should be applied retrospectively. However, any hedge relationship that has previously been discontinued cannot be reinstated with the application of these amendments, nor can a hedge relationship be designated using the retrospect reasoning benefit. Early application is permitted and must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	608,952,121	394,635,840	619,321,284	158,892,010	(2,776,140)	1,779,025,115
Cost of sales	(359,465,664)	(214,447,259)	(384,838,875)	(92,368,109)	2,776,140	(1,048,343,767)
Distribution expenses	(59,076,433)	(56,421,024)	(42,673,570)	(8,825,262)		(166,996,289)
Administrative expenses	(114,250,801)	(89,276,114)	(98,071,441)	(24,305,453)		(325,903,809)
Finance income	1,286,021	1,346,501	42,327,682	195,587	-	45,155,791
Finance expense	(13,151,176)	999,370	(34,057,214)	0	-	(46,209,020)
Interest expense, net*	(11,865,155)	2,345,871	8,270,468	195,587	-	(1,053,229)
Share of the entity in income of associates	381,255	-	(3,796,338)	-	-	(3,415,083)
Income tax expense	(12,838,517)	(6,902,265)	(36,821,377)	(4,604,732)	-	(61,166,891)
Other income (loss)	(15,109,823)	(3,235,926)	21,754,242	(308,315)	-	3,100,178
Net income of the segment reported	36,726,982	26,699,123	83,144,394	28,675,726	-	175,246,225

Depreciation and amortization	46,105,063	25,369,034	29,945,887	9,667,300	-	111,087,284

Current assets	244,504,165	76,354,086	171,349,293	41,266,559	-	533,474,103
Non-current assets	657,069,423	165,116,212	786,979,234	248,309,451	-	1,857,474,320
Segment assets, total	901,573,588	241,470,298	958,328,527	289,576,010	-	2,390,948,423

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,703,673	-	50,163,060	-	-	99,866,733

Segment disbursements of non-monetary assets	51,542,820	24,343,002	21,343,312	13,454,124	-	110,683,258

Current liabilities	193,298,799	68,120,885	124,248,587	25,990,081	-	411,658,352
Non-current liabilities	474,576,722	13,350,651	506,297,573	16,161,177	-	1,010,386,123
Segment liabilities, total	667,875,521	81,471,536	630,546,160	42,151,258	-	1,422,044,475

Cash flows provided by in Operating Activities	145,551,360	30,440,761	63,145,540	16,010,813	-	255,148,474
Cash flows (used in) provided by Investing Activities	(50,706,748)	(24,790,752)	(21,096,376)	(13,454,124)	-	(110,048,000)
Cash flows (used in) provided by Financing Activities	(100,352,068)	(616,475)	(25,654,792)	(489,302)	-	(127,112,637)

(*)	Financial expenses associated with external financing for the acquisition of companies, are presented in this item

For the period ended December 31, 2018	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	570,939,102	413,560,523	540,509,549	149,588,252	(1,681,627)	1,672,915,799
Cost of sales	(336,719,937)	(214,647,052)	(329,529,112)	(88,813,300)	1,681,627	(968,027,774)
Distribution expenses	(55,798,363)	(62,899,574)	(38,835,833)	(8,241,714)		(165,775,484)
Administrative expenses	(109,373,432)	(93,149,904)	(88,809,386)	(22,410,131)		(313,742,853)
Finance income	1,744,821	(44,030)	2,019,489	219,964	-	3,940,244
Finance expense	(23,772,554)	(133,822)	(31,108,284)	-	-	(55,014,660)
Interest expense, net	(22,027,733)	(177,852)	(29,088,795)	219,964	-	(51,074,416)
Share of the entity in income of associates	298,359	-	1,112,820	-	-	1,411,179
Income tax expense	(22,000,539)	(18,874,454)	(10,088,988)	(4,600,874)	-	(55,564,855)
Other income (loss)	(11,540,167)	(2,639,386)	(8,399,463)	(111,834)	-	(22,690,850)
Net income of the segment reported	13,777,290	21,172,301	36,870,792	25,630,363	-	97,450,746

Depreciation and amortization	42,353,664	20,474,446	26,830,835	9,935,501	-	99,594,446

Current assets	228,108,768	80,908,212	135,259,768	37,309,706	-	481,586,454
Non-current assets	644,395,166	160,587,931	679,183,347	248,751,791	-	1,732,918,235
Segment assets, total	872,503,934	241,496,143	814,443,115	286,061,497	-	2,214,504,689

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,136,065	-	52,274,880	-	-	102,410,945

Segment disbursements of non-monetary assets	67,709,231	28,702,138	32,536,213	9,684,466	-	138,632,048

Current liabilities	186,831,021	83,013,418	128,146,943	21,870,719	-	419,862,101
Non-current liabilities	477,319,648	17,066,746	420,218,066	16,323,385	-	930,927,845
Segment liabilities, total	664,150,669	100,080,164	548,365,009	38,194,104	-	1,350,789,946

Cash flows provided by in Operating Activities	150,035,425	28,899,457	44,949,860	11,394,620	-	235,279,362
Cash flows (used in) provided by Investing Activities	(47,164,236)	(28,700,733)	(32,536,213)	(9,684,466)	-	(118,085,648)
Cash flows (used in) provided by Financing Activities	(98,560,576)	(10,644,812)	(5,099,823)	(330,067)	-	(114,635,278)

(*)	Financial expenses associated with external financing for the acquisition of companies, including capital contributions among others, are presented in this item.

4 – CASH AND CASH EQUIVALENTS

The composition of Cash and cash equivalents is as follows:

By item	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Cash	2,331,714	2,907,276
Bank balances	51,176,617	46,425,927
Time deposits	-	1,500,315
Other fixed rate instruments	104,059,655	86,705,095
Total cash and cash equivalents	157,567,986	137,538,613

Time deposits expire in less than three months from their acquisition date and accrue market interest for this type of short-term investment. Other fixed-income instruments mainly correspond to purchase transactions with the resale of debt instruments with a maturity of less than 90 days, from the date of investment. There are no restrictions for significant amounts available to cash.

By currency	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
USD	16,733,249	5,917,041
EUR	9,722	51,401
ARS	3,830,199	6,726,906
CLP	78,420,966	86,121,695
PGY	12,383,873	10,680,600
BRL	46,189,977	28,040,970
Cash and cash equivalents	157,567,986	137,538,613

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	30,073	14,040	1,216,865	-
Financial assets at fair value (2)	317,205	669,527	98,918,457	87,446,662
Other financial assets measured at amortized cost (3)	-	-	10,648,989	9,915,663
Total	347,278	683,567	110,784,311	97,362,295

(1) Financial instruments held by the Company other than cash and cash equivalents. They mainly consist of time deposits with short-term maturities (more than 90 days).

(2) See detail in Note 22

(3) Correspond to the rights in the Argentinean company Alimentos de Soya S.A., which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	11,242,456	4,967,255	595,045	810,662
Tax credit remainder (1)	180,695	18,022	103,540,639	13,322,720
Guaranty deposit	422	3,013		-
Deposit in courts	-	-	19,226,030	18,590,597
Others (2)	4,765,392	960,633	2,274,436	2,253,285
Total	16,188,965	5,948,923	125,636,150	34,977,264

(1) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 567 million, of which BRL 357 million corresponds to capital and BRL 210 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 161 million.

The payment of income tax occurs when liquidating the credit, thus the respective deferred tax liability recorded was CLP 25,200 million (BRL 138 million).

Compañía de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders).

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. The amount of this credit will be calculated and the respective impacts on RJR’s results derived from its participation in Sorocaba will be recognized in the fiscal year ended December 31, 2020.

Based on the information available for the CBI and Sorocaba lawsuits, the Company concluded that there was not enough documentary support to say that the credit is almost certain for the tax authorities and therefore, did not record the respective asset in the booking accounts.

(2)       Other non-financial assets are mainly composed of advances to suppliers

7 – TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	150,509,528	147,728,216	-	66,510
Other debtors	39,620,246	16,722,240	466,007	1,204,187
Other accounts receivable	947,814	9,662,867	57,762	-
Total	191,077,588	174,113,323	523,769	1,270,697

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	153,654,549	150,933,965	-	66,510
Other debtors	42,719,679	19,552,539	466,007	1,204,187
Other accounts receivable	1,196,347	9,925,027	57,762	-
Total	197,570,575	180,411,531	523,769	1,270,697

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Less than one month	148,150,717	144,172,500
Between one and three months	1,872,144	2,066,514
Between three and six months	838,277	601,042
Between six and eight months	482,596	851,009
Older than eight months	2,310,815	3,309,410
Total	153,654,549	151,000,475

The Company has approximately 276,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 65,400 in Chile, 89,200 in Brazil, 64,400 in Argentina and 57,000 in Paraguay.

	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Debtors for current credit operations	153,654,549	150,933,965
Non-current credit operations	-	66,510
Total	153,654,549	151,000,475

The movement in the allowance for expected credit losses is presented below:

	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Opening balance	6,298,208	6,494,113
Increase (decrease)	1,762,246	1,629,761
Provision reversal	(1,184,953)	(1,257,591)
Increases (decrease) for changes of foreign currency	(382,514)	(568,075)
Sub – total movements	194,779	(195,905)
Ending balance	6,492,987	6,298,208

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Raw materials (1)	93,524,911	86,102,495
Finished goods	32,337,670	37,213,848
Spare parts and supplies	20,769,626	28,777,180
Work in progress	567,973	780,324
Other inventories	3,625,488	1,049,165
Obsolescence provision (2)	(3,184,444)	(2,603,303)
Total	147,641,224	151,319,709

The cost of inventory recognized as cost of sales as of December 31, 2019 and 2018, is CLP 1,048,343,767 thousand and CLP 968,027,774 thousand, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Tax credits (1)	9,815,294	2,532,056
Total	9,815,294	2,532,056

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

The composition of current tax accounts payable is the following:

Tax liabilities	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Income tax expense	6,762,267	9,338,612
Total	6,762,267	9,338,612

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1 Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Current income tax expense	35,439,707	38,313,980
Current tax adjustment previous period	713,992	312,403
Withholding tax expense foreign subsidiaries	4,534,145	7,364,213
Other current tax expense (income)	(425,958)	474,105
Current income tax expense	40,261,886	46,464,701
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	20,905,005	9,100,154
Expense (income) for deferred taxes	20,905,005	9,100,154
Total income tax expense	61,166,891	55,564,855

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(24,315,576)	(24,442,984)
National	(15,946,310)	(22,021,717)
Current tax expense	(40,261,886)	(46,464,701)
Deferred taxes
Foreign	(24,012,798)	(9,121,332)
National	3,107,793	21,178
Deferred tax expense	(20,905,005)	(9,100,154)
Income tax expense	(61,166,891)	(55,564,855)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Net income before taxes	236,413,116	153,015,601
Tax expense at legal rate (27.0%)	(63,831,541)	(41,314,212)
Effect of a different tax rate in other jurisdictions	(3,741,569)	967,671
Permanent differences:
Non-taxable revenues	9,507,807	12,522,541
Non-deductible expenses	(4,664,045)	(11,141,237)
Tax effect of excess tax provisioned in previous periods	(3,316,278)	(295,632)
Effect of monetary tax restatement Chilean companies	5,199,589	2,566,163
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(590,718)	(18,870,149)
Adjustments to tax expense	6,136,355	(15,218,314)
Tax expense at effective rate	(61,166,891)	(55,564,855)
Effective rate	25.9%	36.3%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2019	2018
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	30.0%	30.0%
Paraguay	10.0%	10.0%

10.2       Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2019		12.31.2018
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,445,810	51,414,971	5,420,447	46,181,359
Obsolescence provision	1,588,563	-	910,076	112,359
ICMS exclusion credit	-	25,651,794	-	-
Employee benefits	5,418,561	12,157	5,169,161	131,829
Post-employment benefits	148,853	787,576	90,941	1,014,354
Tax loss carry forwards (1)	7,607,813	-	9,137,392	-
Tax goodwill Brazil	10,341,033	-	18,836,838	-
Contingency provision	34,109,458	-	26,796,262	-
Foreign Exchange differences (2)	9,284,450	-	13,083,953	-
Allowance for doubtful accounts	756,895	-	1,262,977	-
Coca-Cola incentives (Argentina)	-	-	352,061	-
Assets and liabilities for placement of bonds	390,163	1,187,649	-	1,327,727
Lease liabilities	2,242,439	-	1,328,320	-
Inventories	447,192	-	347,470	-
Distribution rights	-	163,107,412	-	173,273,994
Others		3,705,078	-	5,940,224
Subtotal	77,781,230	245,866,637	82,735,898	227,981,846
Total assets and liabilities net	1,364,340	169,449,747	-	145,245,948

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)	Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

The movement in deferred income tax accounts is as follows:

Movement	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Opening Balance	145,245,948	121,991,585
Increase (decrease) in deferred tax	20,905,005	11,303,016
Increase (decrease) due to foreign currency translation (*)	1,934,454	11,951,347
Total movements	22,839,459	23,254,363
Ending balance	168,085,407	145,245,948

(*) Includes IAS 29 effect, due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed below at the end of each period:

Property, plant and equipment, gross	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Construction in progress	27,290,581	26,048,670
Land	104,196,754	100,479,196
Buildings	299,282,674	371,279,937
Plant and equipment	571,154,695	623,568,795
Information technology equipment	23,912,963	22,752,205
Fixed installations and accessories	46,062,659	43,717,907
Vehicles	55,128,493	53,682,179
Leasehold improvements	214,886	144,914
Rights of use (1)	40,498,400	-
Other properties, plant and equipment (2)	452,600,945	438,350,022
Total Property, plant and equipment, gross	1,620,343,050	1,680,023,825

Accumulated depreciation of Property, plant and equipment	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Buildings	(87,308,899)	(157,119,586)
Plant and equipment	(385,801,471)	(416,164,810)
Information technology equipment	(18,911,118)	(17,567,484)
Fixed installations and accessories	(26,219,378)	(22,660,738)
Vehicles	(33,167,346)	(31,883,578)
Leasehold improvements	(144,865)	(112,737)
Rights of use (1)	(8,254,568)	-
Other properties, plant and equipment (2)	(337,816,542)	(323,743,924)
Total accumulated depreciation	(897,624,187)	(969,252,857)

Total Property, plant and equipment, net	722,718,863	710,770,968

(1)	For adoption of IFRS 16. See details of underlying assets in Note 11.1

(2)	The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Bottles	44,071,742	51,522,834
Marketing and promotional assets	57,442,154	45,739,948
Other Property, plant and equipment	13,270,507	17,343,316
Total	114,784,403	114,606,098

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use	Property, plant & equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	-	710,770,968
Additions	49,134,461	-	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	-	94,449,283
Right-of use additions (3)	-	-	-	-	-	-	-	-	-	21,721,728	21,721,728
Disposals	(8,761)	-	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	-	(1,564,309)
Transfers between items of Property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	-	-
Right-of-use transfers	(25,991)	-	(266,007)	(13,788,120)	(23,712)	-	(1,181,465)	-	(2,520,405)	17,805,700	-
Depreciation expense	-	-	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	-	-	-	-	-	-	-	-	-	(8,254,568)	(8,254,568)
Increase (decrease) due to foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (1)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	-	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at December 31, 2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863

(1)	Mainly correspond to effects of adopting IAS 29 in Argentina.

(2)	Of the total of CLP 8,254,468 thousand recorded as amortization for the current period, CLP 5,994,037 thousand correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019. The remaining CLP 2,260,531 thousand correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of property, plant and equipment.

(3)	For IFRS 16 adoption

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	-	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,908,309
Disposals	-	(5,465)	(209,713)	(1,002,133)	-	-	(203,036)	-	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	-	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	-
Depreciation expense	-	-	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,195)	(97,622,629)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,934,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1)	Mainly correspond to the effects of adopting IAS 29 in Argentina.

Right-of-use asset as of December 31, 2019 is composed as follows:

Rights of use	Gross asset	Depreciation
	CLP (000’s)	CLP (000’s)
Buildings	1,454,555	(294,791)
Plant and equipment	28,109,470	(4,856,397)
IT Equipment	283,473	(69,209)
Motor vehicles	5,198,413	(1,776,055)
Others	5,452,489	(1,258,116)
Total	40,498,400	(8,254,568)

Interest expense for lease liabilities for the period ended December 31, 2019 amounts to CLP 2,282,221 thousand.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					12.31.2019		12.31.2018
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	6,589,539	-	4,344,082	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	14,839	283,118	2,175,934	74,340
Foreign	Coca Cola de Argentina	Director related	Argentina	ARS	1,203,389	-	1,684,357	-
Foreign	UBI 3 (AdeS)	Shareholder related	Argentina	ARS	-	-	455,823	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	428,802	-	371,712	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	278,176	-	228,387	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	217,510	-	161,460	-
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	USD	45,644	-	26,557	-
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	CLP	3,872	-	1,951	-
78.826.410-9	Guallarauco	Associate	Chile	CLP	2,003,203	-	-	-
76.140.057-6	Monster	Associate	Chile	CLP	50,794	-	-	-
Total					10,835,768	283,118	9,450,263	74,340

12.2       Accounts payable:

					12.31.2019		12.31.2018
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					M$	M$	M$	M$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	20,555,135	-	21,286,933	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	14,888,934	19,777,812	8,681,099	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,359,797	-	5,702,194	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	5,887,070	-	5,479,714	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	1,841,377	-	3,132,515	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	827,300	-	664,565	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,247,961	-	649,046	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	25,202	-	139,468	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	275,565	-	92,325	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	929,986	-	-	-
Foreign	Verde Campo	Shareholder related	Brazil	BRL	765,521	-	-	-
Foreign	Coca-Cola Panama	Shareholder related	Panama	USD	7,739	-	-	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	26,014	-	-	-
Total					53,637,601	19,777,812	45,827,859	-

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	Accumulated 12.31.2019	Accumulated 12.31.2018
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	150,548,253	149,933,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services	CLP	4,369,500	3,508,010
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	5,324,194	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,196,793	1,156,744
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	19,422,280	14,319,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	16,814,062	18,914,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	281,174	107,859
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	6,425,579	1,593,798
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	521,466	4,096,502
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers /raw materials	CLP	6,132,091	3,981,631
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	50,315,292	41,933,095
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	268,526	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	212,517	-
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	3,208,559	2,570,315
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and materials	CLP	93,117	1,007,382
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	-	91,685
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	91,426,935	95,449,139
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	5,977,419	7,641,736
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	97,321,567	98,947,407
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	4,111,764	5,727,498
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	39,382	42,292
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	1,049,709	698,090
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	-	357,286
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	3,959,962	1,391,110
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	802,563	1,623,794
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	4,274,236	-
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	-	86,994

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	6,267,936	6,056,337
Director allowances	1,512,000	1,495,123
Benefit accrued in the last five years and paid during the fiscal year	305,674	242,907
Benefit for contract termination	54,819	51,534
Total	8,140,429	7,845,901

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Accrued vacation	17,584,587	19,536,809
Participation in profits and bonuses	20,896,357	13,674,170
Indemnities for years of service	10,085,264	9,415,541
Total	48,566,208	42,626,520

	CLP (000’s)	CLP (000’s)
Current	38,392,854	33,210,979
Non-current	10,173,354	9,415,541
Total	48,566,208	42,626,520

13.1       Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Opening balance	9,415,541	8,286,355
Service costs	784,984	957,593
Interest costs	354,471	565,167
Actuarial losses	(210,956)	271,045
Benefits paid	(258,776)	(664,619)
Total	10,085,264	9,415,541

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2019	12.31.2018
Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2014	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Wages and salaries	194,740,646	195,162,903
Employee benefits	58,005,213	50,254,164
Severance benefits	6,987,184	5,535,410
Other personnel expenses	13,389,967	16,014,364
Total	273,123,010	266,966,841

13.3       Number of employees

Description	12.31.2019	12.31.2018
Number of employees	16,167	16,098
Average number of employees	15,444	15,364

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates using equity method of accounting are detailed as follows:

			Functional	Investment value		Ownership interest
Taxpayer ID	Company	Country	Currency	12.31.2019	12.31.2018	12.31.2019	12.31.2018
				CLP (000’s)	CLP (000’s)
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	18,561,835	18,743,604	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	17,896,839	21,727,894	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,313,498	1,228,256	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	65,301	94,706	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	24,636,945	22,979,029	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	6,250,481	6,244,839	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	31,141,834	31,392,617	35.00%	35.00%
Total				99,866,733	102,410,945

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

14.1       Movement

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Opening balance	102,410,945	86,809,069
Other investment increases in associates (Capital contributions to Leão Alimentos e Bebidas Ltda. and Coca-Cola del Valle New Ventures S.A.)	-	15,615,466
Dividends received	(1,076,491)	(403,414)
Share in operating income	(2,495,621)	2,194,144
Amortization unrealized income in associates	(919,462)	85,268
Increase (decrease) in foreign currency translation, investments in associates	1,947,362	(1,889,588)
Ending balance	99,866,733	102,410,945

The main movements are explained below:

•	In December 2019, Leão Alimentos e Bebidas Ltda. performed an impairment provision at its Linhares Plant for BRL 256 million. Andina recognized as results for the 2019 fiscal year, a loss of CLP 4,671 million.
•	In 2019 Sorocaba Refrescos S.A., Coca-Cola del Valle and CMF distributed dividends.
•	During 2018, Embotelladora Andina S.A. made a capital contribution in Coca-Cola del Valle New Ventures S.A. for CLP 15,615,466 thousand.

14.2 Reconciliation of share of profit in investments in associates:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	(2,495,621)	2,194,144

Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(394,490)	(868,233)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	85,266	85,268
Amortization goodwill preferred rights CCDV S.A.	(610,238)	-
Income statement balance	(3,415,083)	1,411,179

14.3       Summary financial information of associates:

The following table presents summarized information regarding the Company’s equity investees:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	77,994,582	116,551,131	11,661,828	393,856	248,493,994	104,778,397	107,388,847
Total liabilities	39,826,283	54,650,105	35	229,780	38,137,061	27,158,470	18,693,717
Total revenue	58,640,058	69,343,990	337,450	160,342	139,769,189	47,252,571	31,914,825
Net income (loss) of associate	1,449,997	3,948,798	337,450	160,342	2,320,841	(1,177,262)	4,297,003
Reporting date	12.31.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019

15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2019			December 31, 2018
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	667,148,383	(393,187)	666,755,196	661,285,834	(259,434)	661,026,400
Software	34,347,843	(26,484,427)	7,863,416	31,526,159	(24,160,202)	7,365,957
Others	750,309	(293,546)	456,763	728,198	(298,002)	430,196
Total	702,246,535	(27,171,160)	675,075,375	639,540,191	(24,717,638)	668,822,553

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,235,247	304,888,183
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba y Leão Alimentos e Bebidas Ltda.)	187,616,890	181,583,404
Paraguay	171,841,663	172,594,328
Argentina (North and South)	2,061,396	1,960,485
Total	666,755,196	661,026,400

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2019				January 1 to December 31, 2018
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance	661,026,400	430,196	7,365,957	668,822,553	656,294,617	470,918	6,507,343	663,272,878
Additions	-	-	3,296,558	3,296,558	-	-	3,718,038	3,718,038
Amortization	(133,753)	-	(2,324,225)	(2,457,978)	(112,601)	(40,722)	(1,971,417)	(2,124,740)
Other increases (decreases) (1)	5.862.549	26,567	(474,874)	5,414,242	4,844,384	-	(888,007)	3,956,377
Ending balance	666,755,196	456,763	7,863,416	675,075,375	661,026,400	430,196	7,365,957	668,822,553

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 - GOODWILL

Movement in Goodwill is detailed as follows:

Operating segment	01.01.2019	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,319,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

Operating segment	01.01.2018	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,509,080	(428,980)	73,080,100
Argentine operation	4,672,971	23,645,158	28,319,129
Paraguayan operation	6,913,143	414,778	7,327,921
Total	93,598,217	23,630,956	117,229,173

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (17.1.1 – 2)	1,438,161	21,542,736	909,486	2,439,253
Bonds payable, net[1] (17.2)	21,604,601	20,664,481	718,962,871	700,327,057
Deposits in guarantee	11,163,005	12,242,464	-	-
Derivative contract liabilities (see note 22)	374,576	130,829	-	-
Leasing agreements (17.4.1 – 2)	6,013,535	1,534,467	23,454,700	13,797,468
Total	40,593,878	56,114,977	743,327,057	716,563,778

1 Amounts net of placement expenses and discounts related to placement

The fair value of financial assets and liabilities is presented below:

Current	Book Value 12.31.2019	Fair Value 12.31.2019	Book Value 12.31.2018	Fair Value 12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	157,567,986	157,567,986	137,538,613	137,538,613
Other financial assets (1)	317,205	317,205	669,527	669,527
Trade debtors and other accounts receivable (2)	191,077,588	191,077,588	174,113,323	174,113,323
Accounts receivable related companies (2)	10,619,740	10,619,740	9,450,263	9,450,263
Bank loans (2)	1,438,161	1,434,255	21,542,736	21,542,736
Bonds payable (2)	21,604,601	24,188,060	20,664,481	20,664,481
Bottle guaranty deposits (2)	11,163,005	11,163,005	12,242,464	12,242,464
Derivative contracts liabilities (see note 20) (1)	374,576	374,576	130,829	130,829
Leasing agreements (2)	6,013,535	6,013,535	1,534,467	1,534,467
Accounts payable (2)	243,700,553	243,700,553	238,109,847	238,109,847
Accounts payable related companies (2)	53,637,601	53,637,601	45,827,859	45,827,859

Non-current	12.31.2019	12.31.2019	12.31.2018	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other financial assets (1)	98,918,457	98,918,457	97,362,295	97,362,295
Accounts receivable, non-current (2)	523,769	523,769	1,270,697	1,270,697
Accounts receivable related companies (2)	283,118	283,118	74,340	74,340
Bank loans (2)	909,486	867,025	2,439,253	2,439,253
Bonds payable (2)	718,962,871	803,017,145	700,327,057	700,327,057
Leasing agreements (2)	23,454,700	23,454,700	13,797,468	13,797,468
Accounts payable, non-current (2)	619,587	619,587	735,665	735,665

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank obligations, current

										Maturity		Total
	Indebted entity			Creditor entity			Type of	Effective	Nominal	Up to	90 days to	at	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2019	12.31.2018
										CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	374,419	374,419	748,838	726,943
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	ARS	Monthly	20.00%	20.00%	-	-	-	1,071
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Upon maturity	82.00%	82.00%	8,453	-	8,453	-
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	635,727	-	635,727	171,415
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	7.15%	7.15%	-	-	-	277,517
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.50%	4.50%	11,678	33,465	45,143	2,455,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Quarterly	6.24%	6.24%	-	-	-	17,910,212
Total												1,438,161	21,542,736

17.1.2 Bank obligations, non-current

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More than 2 years Up to 3	More than 3 years Up to 4	More than 4 years Up to 5	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	years	years	years	Years	12.31.2019
										CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	736,033	-	-	-	-	736,033
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	44,621	44,621	44,621	39,590	-	173,453
TOTAL															909,486

17.1.2 Bank obligations, non-current previous

										Maturity
Indebted Entity			Creditor Entity				Type of	Effective	Nominal	1 year to	More than 2	More than	More than 4	More than 5	At
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2018
										CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,786	-	-	-	-	1,434,786
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.6%	6.6%	72,439	43,033	43,033	81,225	-	239,730
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	7.2%	7.2%	151,873	-	-	-	-	151,873
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Quarterly	6.2%	6.2%	-	-	-	-	-	-
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.5%	4.5%	612,864	-	-	-	-	612,864
Total															2,439,253

17.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2       Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of USD 210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%. The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to CLP 9,583,000 thousand, were recorded in results under the item financial costs.

	Current		Non-current		Total
Composition of bonds payable	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds (face value) [2]	22,189,595,	21,038,064	721,950,553	704,048,747	744,140,148	725,086,811

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current Nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	Unit	Rate	Maturity	payment	12.31.2019	12.31.2018	12.31.2019	12.31.2018
							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	1,891,186	UF	6.5%	06-01-2026	Semi-annually	7,160,809	6,598,389	46,659,296	52,132,023
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semi-annually	630,731	614,152	42,464,910	41,348,685
CMF Registration N°759 08.20.2013	C	250,000	UF	3.5%	08-16-2020	Semi-annually	7,168,907	7,069,487	-	6,891,448
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semi-annually	1,587,051	1,545,334	113,239,760	110,263,160
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semi-annually	1,048,938	1,027,009	84,929,828	82,697,378
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semi-annually	1,195,700	1,013,805	161,366,658	157,125,003
Bonds USA	-	365,000,000	USD	5.0%	10-01-2023	Semi-annually	3,397,459	3,169,888	273,290,101	253,591,050
Total							22,189,595	21,038,064	721,950,553	704,048,747

Accrued interest included in the current portion of bonds payable as of December 31, 2019 and 2018 amounts to CLP 7,983,770 thousand and CLP 7,856,274 thousand, respectively.

2 Amounts gross, not consider placement expenses and discounts related to placement

17.2.3       Non-current maturities

		Year of maturity				Total non- current
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	12.31.2019
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	7,327,269	7,803,536	8,310,767	23,217,724	46,659,296
CMF Registration N°641 08.23.2010	C	3,860,446	3,860,446	3,860,447	30,883,571	42,464,910
CMF Registration N°760 08.20.2013	D	-	-	-	113,239,760	113,239,760
CMF Registration N°760 04.02.2014	E	-	-	-	84,929,828	84,929,828
CMF Registration N°912 10.10.2018	F	-	-	-	161,366,658	161,366,658
Bonds USA	-	-	-	273,290,101	-	273,290,101
Total		11,187,715	11,663,982	285,461,315	413,637,541	721,950,553

17.2.4       Market rating

The bonds issued on the Chilean market had the following rating :

AA      :     ICR Compañía Clasificadora de Riesgo Ltda. rating

AA      :     Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB     :    Standard&Poors Global Ratings

BBB+   :    Fitch Ratings Inc.

17.2.5        Restrictions

17.2.5.1       Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported

17.2.5.2       Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2019, indebtedness level is 0.71 times of Consolidated Equity.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this index is 1.71 times.

Restrictions to bond lines registered in the Securities Registered under number 641.

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of December 31, 2019, Net Financial Debt level was 0.66 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2019, this index is 1.71 times.

•	Maintain a level of "Financial net coverage" in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer's Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2019, Net Financial Coverage level is 306.38 times.

Restrictions to bond lines registered in the Securities Registrar under numbers 759 and 760 D-E.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2019, Indebtedness Level is 0.54 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this index is 1.71 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2019, this index equals 0.65 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this index equals 1.71 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of December 31, 2018, the Company complies with all financial collaterals.

17.2.6      Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2019, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

17.3       Derivative contract obligations

Please see details in Note 22

17.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	Up to	90 days up to	At	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2019	12.31.2018
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	9.65%	9.47%	-	-	-	11,996
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	BRL	Monthly	8.54%	8.52%	-	-	-	75,260
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	200,472	639,030	839,502	109,573
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	87,735	273,119	360,854	716,978
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Imóveis	Brazil	BRL	Monthly	8.20%	8.20%	90,234	210,104	300,338	339,665
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	6.56%	6.56%	127,226	370,160	497,386	280,995
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	33,204	99,611	132,815	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	22,184	66,555	88,739	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	50.00%	66,607	122,713	189,320	-
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Lineal	6.20%	6.20%	292,471	877,413	1,169,884	-
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Lineal	6.20%	6.20%	549,750	1,649,248	2,198,998	-
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	58,925	176,774	235,699	-
										Total	6,016,535	1,534,467

The Company maintains lease agreements on forklifts, vehicles, real estate and machinery. These leases have an average life of between one and eight years without including a renewal option in the contracts.

17.4.2        Non-current liabilities for leasing agreements, non-current

								Maturity
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Rut	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2019
									M$	M$	M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	948,466	1,071,766	1,211,096	1,368,538	8,101,730	12,701,596
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	271,264	111,005	-	-	-	382,269
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	8.20%	97,784	9,144	-	-	-	106,928
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	365,671	355,172	339,020	331,185	375,688	1,766,736
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	398,442	-	343,104	-	741,546
Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	110,924	-	-	-	110,924
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	-	55,222	-	-	-	55,222
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.2%	0.27%	2,242,278	-	-	-	-	2,242,278
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.7%	0.27%	4,947,745	-	-	-	-	4,947,745
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	399,456					399,456
Total														23,454,700

17.4.3 Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2018
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	BRL	Monthly	13.00%	12.28%	810,185	915,509	1,034,525	1,169,014	9,466,995	13,396,228
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	401,240	-	-	-	-	401,240
TOTAL														13,797,468

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Current	243.700.553	238,109,847
Non-current	619.587	735,665
Total	244.320.140	238,845,512

Item	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Trade accounts payable	172,142,472	174,486,806
Withholding tax	53,326,254	47,693,379
Others	18,851,414	16,665,327
Total	244,320,140	238,845,512

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Detail	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Litigation (1)	69,107,550	62,452,526
Total		62,452,526

Current	2,068,984	3,485,613
Non-current	67,038,566	58,966,913
Total	69,107,550	62,452,526

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Detail (see note 23.1)	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Tax contingencies	38,853,059	47,991,514
Labor contingencies	10,569,754	10,376,830
Civil contingencies	19,684,737	4,084,182
Total	69,107,550	62,452,526

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

Detail	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Opening balance as of January 1	62,452,526	65,624,166
Additional provisions	121,003	46,657
Increases (decrease) in existing provisions (*)	(13,085,051)	(4,998,530)
Payments	21,506,141	6,139,963
Reversal of unused provision	(2,511,589)	(2,157,152)
Increase (decrease) due to foreign exchange differences	624,520	(2,202,578)
Total	69,107,550	62,452,526

(*) During 2019 and 2018, provisions consisting of fines demanded by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Dividends payable	22,639,150	21,584,314
Other	3,863,065	12,189,900
Total	26,502,215	33,774,214

21 – EQUITY

21.1        Number of shares:

	Number of shares subscribed at nominal value		Number of shares paid in		Number of voting shares
Series	2019	2018	2019	2018	2019	2018
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

21.1.1       Equity:

	Subscribed Capital		Paid-in capital
Series	2019	2018	2019	2018
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

21.1.2        Rights of each series:

•	Series A: Elects 12 of the 14 Directors
•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2       Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2019, the shareholders agreed to pay out of the 2018 earnings a final dividend additional to the 30% required by Chile’s Law 18,046 which will be paid in May 2019, and an additional dividend that will be paid in August 2019.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as accumulated earnings for future distribution.

The dividends declared and paid per share are presented below:

Periods		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2018	January	Interim	2017 Earnings	21.50	23.65
2018	May	Final	2017 Earnings	21.50	23.65
2018	August	Additional	Accumulated Earnings	21.50	23.65
2018	October	Interim	2018 Earnings	21.50	23.65
2019	January	Interim	2018 Earnings	21.50	23.65
2019	May	Final	2018 Earnings	21.50	23.65
2019	August	Additional	Accumulated Earnings	21.50	23.65
2019	October	Interim	2019 Earnings	21.50	23.65
2020	January	Interim	2019 Earnings	22.60	24.86

21.3           Other Reserves

The balance of other reserves includes the following:

Description	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Goodwill in share exchange reserve	421,701,520	421,701,520
Translation differences reserves	(339,076,340)	(306,674,529)
Cash flow hedge reserves	(14,850,683)	(13,668,932)
Reserve for employee benefits actuarial gains or losses	(2,230,752)	(1,954,077)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,569
Total	76,993,851	110,854,089

21.3.1       Goodwill in share exchange reserve

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4       Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Brazil	(98,794,118)	(114,180,197)
Argentina	(246,415,922)	(201,118,180)
Paraguay	6,133,700	8,623,849
Total	(339,076,340)	(306,674,528)

The movement of this reserve for the fiscal years ended December 31, 2019 and 2018, is detailed as follows:

Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Brazil	15,386,079	(10,313,069)
Argentina	(45,297,742)	(72,770,068)
Paraguay	(2,490,149)	13,486,181
Total	(32,401,812)	(69,596,956)

21.4          Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership interest %		Shareholders’ Equity		Income
			December	December	December	December
Details	2019	2018	2019	2018	2019	2018
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S,A,	0,0171	0,0171	26,342	23,260	4,183	3,633
Andina Empaques Argentina S,A,	0,0209	0,0209	2,290	2,113	409	96
Paraguay Refrescos S,A,	2,1697	2,1697	5,368,470	5,378,074	622,188	556,112
Vital S,A,	35,0000	35,0000	7,904,741	7,674,785	263,442	271,063
Vital Aguas S,A,	33,5000	33,5000	1,803,884	1,986,493	105,870	36,696
Envases Central S,A,	40,7300	40,7300	5,148,531	4,836,892	528,205	(20,225)
Total			20,254,258	19,901,617	1,524,297	847,375

21.5       Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2019
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	82,725,427	90,996,501
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	174.79	192.27

Earnings per share	12.31.2018
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP (000’s))	46,001,994	50,601,377
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	97.20	106.92

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a market rate corresponding to the risk of the operation. CCS are currently maintained to re-denominate debt incurred in currency and rate in USD to currency and rate in BRL. To discount future flows in BRL and USD, the Zero coupon curves of the BRL and the Zero coupon USD are used, respectively.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of December 31, 2019 and 2018, the Company held the following derivative instruments:

22.1       Derivatives accounted for as cash flow hedges:

Cross Currency Swaps associated with US Bonds

At December 31, 2019, the Company held cross currency swap derivative contracts to convert US Dollar public bond obligations of USD 360 million into Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2019 amounted to CLP 98,918,457 thousand. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income.

22.2. Forward currency transactions expected to be very likely:

During 2019 and 2018, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was USD 46.9 million as of December 31, 2019 (USD 56.8 million as of December 31, 2018).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the "other gains and losses" account.

Fair value hierarchy

As of December 31, 2019, the Company held assets for derivative contracts for CLP 99,235,662 thousand (CLP 88,116,189 thousand as of December 31, 2018) and held liabilities for derivative contracts as of December 31, 2019 for CLP 374,576 thousand (CLP 130,829 thousand as of December 31, 2018). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:    Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December 31, 2019
	Quoted prices in active markets
	for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Assets
Current assets
Other current financial assets	-	317,205	~~-~~	317,205
Other non-current financial assets	-	98,918,457	~~-~~	98,918,457
Total assets	-	99,235,662	-	99,235,662

Liabilities
Current liabilities
Other current financial liabilities	-	374,576	-	374,576
Total liabilities	-	374,576	-	374,576

	Fair Value Measurements at December 31, 2018
	Quoted prices in active markets
	for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets Other current financial assets	-	669,527		669,527
Other non-current financial assets	-	87,446,662	~~-~~	87,446,662
Total assets	-	88,116,189	-	88,116,189

Liabilities
Current liabilities
Other current financial liabilities	-	130,829	-	130,829
Total liabilities	-	130,829	-	130,829

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 942,173 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 457,576 thousand to guaranty judicial liabilities

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 66,070,162 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of December 31, 2019 and 2018, amounted to CLP 32,166,823 thousand and CLP 31,143,415 thousand, respectively.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,152,911,259, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.59%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached BRL 1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for BRL 598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for BRL 135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to BRL 375,286,356.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting BRL 694,085,017 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount BRL 213,122,274 equivalent to CLP 39,608,019 thousand.

b)	Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. Based on this criterion, a starting provision has been made in the accounting of the business combination for BRL 77,587,076 equivalent to CLP 14,412,520

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 2,065,496 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 3,488 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12-31-2019	12-31-2018
					CLP (000’s)	CLP (000’s)
Gas Licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade debtors and other accounts receivable	-	1,140
Transportes San Martin	Embotelladora Andina S.A.	Parent company	Cash	Trade debtors and other accounts receivable	2,805	-
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,216,865	-
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
Maria Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	2,565	2,565
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,483	-
Employee claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Deposit in court	Other non-current non-financial assets	6,600,863	5,336,644
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Deposit in court	Other non-current non-financial assets	12,186,432	12,597,136
Government entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant & equipment	Property, Plant & Equipment	13,379,610	13,209,635
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	250	369
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	375	553
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	268	395
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	5	7
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	36,313	21,420
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	27,598	40,682
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	1,116	1,645
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	172,602	254,430
Others	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	53	78
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	2,250	3,317
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	3,128	4,612
Other lessors	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	15,289	46,169
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	422	3,013
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	360	1,592
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	3,054	4,949
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	72
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	76	112
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	1,401	309
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	156,759	231,077
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	35
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current financial assets	-	226
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	290
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	28,129	41,465
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	5,001	-
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	3,125	-
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	3,955	4,164
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	917	904
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	738	758
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	1,275	1,251
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	1,213	1,191

Guarantees provided without obligation of assets included in the financial statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2019	12.31.2018
					CLP (000’s)	CLP (000’s)
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	106.819.809	2,601,353
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	10.566.188	8,233,853
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	31.804.574	116,192,877
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	59.025.436	43,015,207
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Associate	Loan	Guarantor	3.715.186	3,586,095
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2.232.793	3,236,092
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	673.854	699,502
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	506.623	182,459

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of December 31, 2019, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate for UF 16,457 million denominated in UF (“UF”), a currency indexed to inflation in Chile (Company sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for USD 365 million (original amount issued USD 575 million and partial prepayment in October 2019 for USD 210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)    Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2019, the Company maintains a net investment of CLP 159,998,762 thousand. in Argentina, composed by the recognition of assets amounting to CLP 241,470,298 thousand and liabilities amounting to CLP 81,471,536. These investments accounted for 22.0% of the Company’s consolidated sales revenues

As of December 31, 2019, the Argentine peso devalued by 32.2% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of CLP 309,180 thousand and a decrease in equity of CLP 4,568,317 thousand, originated by lower asset recognition of CLP 7,801,317 thousand and by lower liabilities recognition of CLP 3,233,000 thousand.

a.2 Investment in Brazil

As of December 31, 2019, the Company maintains a net investment of CLP 327,783,626 thousand in Brazil, composed by the recognition of assets amounting to CLP 958,328,527 thousand and liabilities amounting to CLP 630,544,901thousand. These investments accounted for 34.8% of the Company's consolidated sales revenues.

As of December 31, 2019, the Brazilian Real devalued by 3.6% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of CLP 3,959,257 thousand and a decrease in equity of CLP 13,126,491thousand, originated by lower asset recognition of CLP 40,179,105 thousand and by lower liabilities recognition of CLP 27,052,614 thousand.

a.3 Investment in Paraguay

As of December 31, 2019, the Company maintains a net investment of CLP 247,424,752 thousand in Paraguay, composed by the recognition of assets amounting to CLP 289,576,010 thousand and liabilities amounting to CLP 42,151,258 thousand. These investments accounted for 8.9% of the Company's consolidated sales revenues.

As of December 31, 2019, the Paraguayan Guarani devalued by 0.5% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of CLP 1,365,519 thousand and a decrease in equity of CLP 11,749,100thousand originated by lower asset recognition of CLP 13,559,529 thousand and lower liabilities recognition of CLP 1,810,429thousand.

b)    Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2019, the Company maintains a net debt position with a net liability position in USD totaling CLP 255,482,827 thousand, basically composed of bonds payable and leasing contracts for CLP 272,216,076 thousand partially offset by financial assets denominated in dollars for CLP 16,733,249 thousand.

All U.S. Dollar liabilities amounting to CLP 272,216,076 thousand correspond to dollar liabilities of the Chilean, Argentinean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

c)    Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	724,370	1,439,072	786,812	44,621	44,621
Bonds payable	44,833,400	42,979,308	41,194,718	41,041,811	341,250,507
Lease obligations	8,663,557	11,228,497	10,933,557	10,817,417	18,479,429
Contractual obligations	19,108,905	63,130,570	5,654,968	4,823,313	2,499,886
Total	73,330,232	118,777,447	58,570,055	56,727,162	362,274,443

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2019	01.01.2018
Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Direct production costs	877,716,948	759,229,954
Employee expenses	273,123,010	266,966,841
Transportation and distribution	138,486,337	137,428,173
Advertising	27,113,322	17,345,951
Depreciation and amortization	111,087,284	99,594,446
Repairs and maintenance	30,528,180	28,120,098
Other expenses	83,188,784	138,860,648
Total (1)	1,541,243,865	1,447,546,111

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2019	01.01.2018
Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	265,514	1,984,547
Recovery AFIP claim	-	232,617
Recovery PIS and COFINS credits (1)	40,281,550	-
Others	400,094	392,004
Total	40,947,158	2,609,168

(1)	See Note 6 for more information regarding recovery

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2019	01.01.2018
Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Contingencies and non-operating fees	17,690,171	10,192,495
Tax on bank debits	4,356,973	4,653,929
Write-offs, disposal and loss of Property, plant and equipment	2,978,194	262,366
Others	1,157,509	948,973
Total	26,182,847	16,057,763

28 – FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)	Financial income

	01.01.2019	01.01.2018
Detail	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Interest income	3,249,550	1,046,580
Guaranty restatement Ipiranga acquisition	27,219	-
Recovery PIS and COFINS credits (1)	39,780,620	-
Other financial income	2,098,402	2,893,664
Total	45,155,791	3,940,244

(1)	See Note 6 for more information regarding recovery

b)	Financial costs

	01.01.2019	01.01.2018
Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Bond interest	38,153,036	38,547,682
Bank loan interest	1,337,670	1,828,588
Other financial costs	6,718,314	14,638,390
Total	46,209,020	55,014,660

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2019	01.01.2018
Details	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
(Losses) gains on ineffective portion of hedge derivatives	-	(2,707,802)
Other income and expenses	2,876	(57)
Total	2,876	(2,707,859)

30. LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2019	12.31.2018
	CLP (000’S)	CLP (000’S)
Cash and cash equivalent	157,567,986	137,538,613
USD	16,732,278	5,917,041
EUR	9,723	51,401
CLP	78,421,936	86,121,695
BRL	46,189,977	28,040,970
ARS	3,830,199	6,726,906
PGY	12,383,873	10,680,600

Other financial assets, current	347,278	683,537
CLP	275,407	355,126
BRL	13,498	14,040
ARS	16,575	300,359
PGY	41,798	14,042

Other non-financial assets, current	16,188,965	5,948,923
USD	893,571	45,053
EUR	615,636
UF	410,203	78,623
CLP	5,642,901	3,589,253
BRL	1,738,793	1,275,073
ARS	3,918,728	460,125
PGY	2,969,133	500,796

Trade accounts and other accounts receivable	191,077,588	174,113,323
USD	1,431,079	863,794
EUR	-	52,332
UF	453,469	1,414,800
CLP	83,328,449	73,028,244
BRL	79,586,461	66,585,089
ARS	19,088,164	25,000,141
PGY	7,189,966	7,168,923

Accounts receivable related entities	10,835,768	9,450,263
USD	45,644	26,557
CLP	9,157,922	6,911,814
ARS	1,632,202	2,511,892

Inventory	147,641,224	151,319,709
USD	6,027,076	2,197,382
EUR	-	12,522
CLP	48,320,784	50,130,341
BRL	43,820,564	36,797,523
ARS	34,262,914	46,394,230
PGY	15,209,886	15,787,711

Current tax assets	9,815,294	2,532,056
CLP	9,815,294	-
BRL	-	2,532,056

Total current assets	553,474,103	481,586,454
USD	25,129,648	9,049,827
EUR	625,359	116,255
UF	863,672	1,493,423
CLP	234,962,693	220,136,473
BRL	171,349,293	135,244,751
ARS	62,748,782	81,393,653
PGY	37,794,656	34,152,072

NON-CURRENT ASSETS	12.31.2019	12.31.2018
	CLP (000’s)	CLP (000’s)
Other non-current financial assets	110,784,311	97,362,295
UF	1,216,865
BRL	98,918,457	87,446,661
ARS	10,648,989	9,915,634

Other non-current, non-financial assets	125,636,150	34,977,264
USD	-	22,917
UF	318,533	314,283
CLP	47,531	47,532
BRL	122,922,979	32,070,120
ARS	2,223,600	2,315,682
PGY	123,507	206,730

Accounts receivable, non-current	523,769	1,270,697
UF	465,371	1,204,097
ARS	636	90
PGY	57,762	66,510

Accounts receivable related entities, non-current	283,118	74,340
CLP	283,118	74,340

Investments accounted for using the equity method	99,866,733	102,410,945
CLP	49,703,673	50,136,221
BRL	50,163,060	52,274,724
ARS		-

Intangible assets other than goodwill	675,075,375	668,822,553
USD	3,959,421	4,960,399
CLP	307,324,953	306,508,710
BRL	189,240,893	182,657,545
ARS	2,708,445	2,101,571
PGY	171,841,663	172,594,328

Goodwill	121,221,661	117,229,173
CLP	9,523,767	9,523,767
BRL	74,653,328	72,059,356
ARS	29,750,238	28,318,129
PGY	7,294,328	7,327,921

Property, plant & equipment	722,718,863	710,770,968
USD	-	-
EUR	-	381,732
CLP	282,861,852	271,625,978
BRL	251,080,517	252,674,783
ARS	119,784,304	117,532,176
PGY	68,992,190	68,556,299

Deferred tax assets	1,364,340	-
CLP	1,364,340	-

Total non-current assets	1,857,474,320	1,732,918,235
USD	3,959,421	4,983,316
EUR	-	381,732
UF	2,000,769	1,518,380
CLP	651,109,234	637,916,548
BRL	786,979,234	679,183,189
ARS	165,116,212	160,183,282
PGY	248,309,450	248,751,788

	12.31.2019			12.31.2018
CURRENT LIABILITIES	Up to 90 days	90 days up to1 year	Total	Up to 90 days	90 days up to1 year	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial liabilities, current	9,719,894	30,873,984	40,593,878	9,377,421	46,737,556	56,114,977
USD	55,388	3,147,441	3,202,829	130,829	3,304,011	3,434,840
UF	7,535,228	11,836,936	19,372,164	7,831,899	10,536,509	18,368,408
CLP	842,221	11,700,946	12,543,167	-	9,681,676	10,342,404
BRL	1,153,072	2,119,141	3,272,213	1,413,622	20,833,877	20,674,416
ARS	75,060	704,921	779,981	1,071	1,357,285	14,876,804
PGY	58,925	1,364,599	1,423,524	-	1,024,198	871,811

Trade accounts and other accounts payable, current	228,259,216	15,441,337	243,700,553	251,551,666	3,394,363	238,109,846
USD	10,049,567	-	10,049,567	11,716,262	-	14,514,082
EUR	2,024,156	-	2,024,156	2,202,581	59,951	4,371,675
UF	2,044,871	-	2,044,871	2,198,131	-	192,055
CLP	84,602,547	15,441,337	100,043,884	82,576,800	3,334,412	84,433,657
BRL	75,051,089	-	75,051,089	74,524,169	-	68,940,973
ARS	40,826,489		40,826,490	69,859,508	-	54,846,437
PGY	13,660,497	-	13,660,497	8,472,550	-	10,805,605
Other currencies	-	-	-	1,665	-	5,362

Accounts payable to related entities, current	53,637,601	-	53,637,601	45,687,476	140,383	45,827,858
USD	-		-	-	-
CLP	28,471,399	-	28,471,399	27,729,582	140,383	27,869,965
BRL	19,279,132	-	19,279,132	12,478,179	-	12,478,179
ARS	5,887,070	-	5,887,070	5,479,714	-	5,479,714
PGY				-	-

Other current provisions	1,637,799	431,185	2,068,984	1,789,275	1,696,338	3,485,613
CLP	1,637,799	427,697	2,065,496	1,789,275	1,681,178	3,470,453
PGY	-	3,488	3,488	-	15,160	15,160

Current tax liabilities	3,097,223	3,665,044	6,762,267	4,302,370	5,036,242	9,338,612
CLP	896,975	-	896,975	4,302,370	1,184,842	5,487,212
BRL	2,107,381	-	2,107,381
ARS	92,867	3,446,054	3,538,921	-	2,980,634	2,980,634
PGY	-	218,990	218,990	-	870,766	870,766

Employee benefits current provisions	26,513,813	11,879,041	38,392,854	10,189,264	23,021,715	33,210,979
CLP	1,241,603	5,509,351	6,750,954	1,177,114	4,854,163	6,031,277
BRL	20,681,694	-	20,681,694	-	17,180,455	17,180,455
ARS	4,590,516	5,260,142	9,850,658	9,012,150	-	9,012,150
PGY	-	1,109,548	1,109,548	-	987,097	987,097

Other current non-financial liabilities	328,441	26,173,774	26,502,215	1,346,839	32,427,375	33,774,214
CLP	327,847	26,064,658	26,392,505	869,964	32,276,377	33,146,341
ARS	594	5,286	5,880	476,875	-	476,875
PGY	-	103,830	103,830	-	150,998	150,998

Total current liabilities	323,193,987	88,464,365	411,658,352	307,408,127	112,453,972	419,862,099
USD	10,104,955	3,147,441	13,252,396	14,644,911	3,304,011	17,948,922
EUR	2,024,156	-	2,024,156	4,311,724	59,951	4,371,675
UF	9,580,099	11,836,936	21,417,035	8,023,954	10,536,509	18,560,463
CLP	118,021,391	59,143,989	177,164,380	116,967,550	53,153,031	170,120,581
BRL	118,272,368	2,119,141	120,391,509	82,832,774	38,014,332	120,847,106
ARS	51,472,596	9,416,403	60,888,999	69,816,247	4,337,919	74,154,166
PGY	13,719,422	2,800,455	16,519,877	10,805,605	3,048,219	13,853,824
Other currencies	-	-	-	5,362	-	5,362

	12.31.2019				12.31.2018
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other financial liabilities, non-current	34,794,568	299,661,490	408,870,999	743,327,057	28,642,101	276,409,074	411,512,603	716,563,778
USD	509,366	271,700,335	-	272,209,701	-	250,976,154	-	250,976,154
UF	22,584,954	24,627,105	400,393,581	447,605,640	25,634,958	23,105,123	402,045,609	450,785,690
CLP	7,926,056	-	-	7,926,056	-	-	-	-
BRL	3,319,514	3,334,050	8,477,418	15,130,982	3,007,143	2,327,797	9,466,994	14,801,934
ARS	55,222	-	-	55,222	-	-	-	-
PGY	399,456	-	-	399,456

Accounts payable, non-current	619,587	-	-	619,587	735,665	-	-	735,665
USD	-	-	-	-	585,289	-	-	585,289
CLP	618,509	-	-	618,509	148,680	-	-	148,680
ARS	1,078	-	-	1,078	1,696	-	-	1,696

Accounts payable related entities	19,777,812	-	-	19,777,812	-	-	-	-
BRL	19,777,812	-	-	19,777,812	-	-	-	-

Other provisions, non-current	968,404	66,070,162	-	67,038,566	3,448,042	55,518,871	-	58,966,913
CLP	-	-	-	-	2,500,000	-		2,500,000
BRL	-	66,070,162	-	66,070,162	-	55,518,871	-	55,518,871
ARS	968,404	-	-	968,404	948,042	-	-	948,042

Deferred Tax liabilities	12,834,788	49,848,536	106,766,423	169,449,747	16,607,605	101,512,040	27,126,303	145,245,948
UF	-	-	1,298,050	1,298,050	-	-	-	-
CLP	1,449,404	181,418	90,271,026	91,901,847	497,175	81,630,530	11,899,975	94,027,680
BRL	-	49,667,118	-	49,667,118	-	19,881,510	-	19,881,510
ARS	11,385,384	-	-	11,385,384	16,110,430	-	-	16,110,430
PGY	-	-	15,197,347	15,197,347	-	-	15,226,328	15,226,328

Employee benefits non-current provisions	1.114.051	148,954	8,910,349	10,173,354	742,297	240,148	8,433,096	9,415,541
CLP	461,587	148,954	8,910,349	9,520,890	230,528	240,148	8,433,096	8,903,772
ARS	88,090	-	-	88,090
PGY	564,374	-	-	564,374	511,769	-	-	511,769

Total non-current liabilities	70,109,209	415,729,142	524,547,771	1,010,386,123	50,175,710	433,680,133	447,072,002	930,927,845
USD	509,366	271,700,335	-	272,209,701	585,289	250,976,154	-	251,561,443
UF	22,584,954	24,627,105	401,691,631	448,903,690	25,634,958	23,105,123	402,045,609	450,785,690
CLP	10,455,555	330,372	99,181,375	109,967,302	3,376,383	81,870,678	20,333,071	105,580,132
BRL	23,097,326	119,071,330	8,477,418	150,646,074	3,007,143	77,728,178	9,466,994	90,202,315
ARS	12,498,178	-	-	12,498,178	17,060,168	-	-	17,060,169
PGY	963,830	-	15,197,347	16,161,177	511,769	-	15,226,328	15,738,097

31 – THE ENVIRONMENT

The Company has made disbursements totaling CLP 2,693 million for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2019 period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be recorded as expenses	To be capitalized to Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	1,446,232	-	-	-
Argentina	205,165	-	15,155	-
Brazil	920,255	-	192,320	61,773
Paraguay	121,554	687,486	0	0
Total	2,693,206	687,486	207,475	61,773

32 – SUBSEQUENT EVENTS

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million. The use of proceeds from this operation will be for general corporate purposes which could include the eventual payment of existing liabilities, financing of potential acquisitions and improving the liquidity of the Company. The transaction consisted of issuing a 30-year bond totaling USD 300 million with a bullet structure and an annual coupon rate of 3.950%.

At the same time, derivatives (Cross Currency Swaps) have been contracted hedging 100% of the bond's financial liabilities that are denominated in U.S. dollars by redenominating that liability to UF.

On February 24, 2020, the tax reform was approved in Chile, which becomes effective immediately, however, most of the effects will begin to materialize in the 2021 Income Tax Statement, the Company will assess the possible impacts in the relevant period.

No other events have occurred after December 31, 2019 that may significantly affect the Company's consolidated financial situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, March 13, 2020